

Mail Stop 6010

September 5, 2007

VIA U.S. MAIL and FACSIMILE

Gregory E. Lichtwardt
Chief Financial Officer
Conceptus, Inc.
331 East Evelyn
Mountain View, CA 94041

> **RE: Conceptus, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for the fiscal quarter ended June 30, 2007**
> **File No. 000-27596**

Dear Mr. Lichtwardt:

We have reviewed your response dated July 25, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the fiscal quarter ended June 30, 2007

Condensed Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 11

1.   We reference prior comment two in our letter dated June 29, 2007. Please respond to the following comments regarding the amended Share Purchase and Call Option Agreement and Distribution Agreement with Conceptus SAS.

- Tell us whether the agreements identify the Essure price increase as a component of the purchase price for Conceptus SAS. Please discuss in further detail the underlying business reasons for the price increase for the Essure product and the relationship between the product price increase and the proposed purchase price for Conceptus SAS.

- Clarify how you will account for the accrued liability if the closing conditions are not met and the acquisition is not consummated.

- Tell us whether there is any requirement to repay the additional purchase price to Conceptus SAS if the acquisition is not consummated.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Brian Cascio
                                                Accounting Branch Chief